Verona Pharma plc
Operational Update and Financial Results for the Three Months Ended March 31, 2019

Nebulized ensifentrine as add-on to dual bronchodilator therapy for COPD demonstrated additional increase in lung function on top of maximum current therapy in three-day Phase 2 clinical trial
Single dose of ensifentrine dry powder inhaler formulation showed statistically significant, dose-dependent and clinically meaningful increases in lung function in first part of two-part Phase 2 clinical trial

May 7, 2019, London – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces today an operational update and financial results for the three months ended March 31, 2019.
The Company’s product candidate, ensifentrine (RPL554), has the potential to be the first novel class of bronchodilator in over 40 years, and the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Verona Pharma is conducting its final Phase 2 clinical study with nebulized ensifentrine for the treatment of chronic obstructive pulmonary disease (“COPD”) before the end of Phase 2 meeting with the U.S. Food and Drug Administration (FDA). The Company is planning its Phase 3 clinical program in this indication, which it expects to commence in 2020 following the completion of the end of Phase 2 meeting. Verona Pharma is also developing ensifentrine for other respiratory diseases including cystic fibrosis (“CF”) and asthma.
OPERATIONAL AND DEVELOPMENT HIGHLIGHTS
Positive clinical progress with ensifentrine demonstrating additional bronchodilation and positive safety data in Phase 2 trials in COPD.

•
Reported top-line data from three-day Phase 2 trial which enrolled 79 patients to investigate the efficacy and safety of two different doses (1.5 mg and 6.0 mg, twice daily) of nebulized ensifentrine on top of an inhaled LAMA/LABA therapy, tiotropium/olodaterol (Stiolto® Respimat®) for COPD maintenance treatment.

◦	Ensifentrine demonstrated additional bronchodilation in patients already receiving maximum standard-of-care dual bronchodilation therapy with an inhaled LAMA/LABA therapy.

◦
Although the primary endpoint of statistically significant improvement in peak forced expiratory volume in one second ("FEV1") following the morning dose when added on top of LAMA/LABA compared to placebo was not met, the average FEV1 of 50 ml during the first 4 hours of dosing with 1.5 mg was statistically significant (p=0.039).

◦
Statistically significant improvements in evening peak FEV1 on the third day of dosing, and significant reductions in lung volume after the evening dose of ensifentrine were observed with both the 1.5 mg (P<0.001) and 6 mg (P=0.002) dose groups, compared to placebo, when administered on top of LAMA/LABA.

◦	This improvement in FEV1 with the 1.5 mg (P<0.05) dose was maintained throughout the 24-hour period as measured on day 3.

◦	Ensifentrine was observed to be well tolerated in this study.

•
Reported positive interim bronchodilation and safety data from part one of a two-part Phase 2 clinical trial of a dry powder inhaler (“DPI”) formulation of ensifentrine in 37 patients with moderate-to-severe COPD that received a single dose of one (out of five) dosage strengths of ensifentrine (150 µg, 500 µg, 1500 µg, 3000 µg, or 6000 µg) or placebo.

◦	Interim data showed a statistically significant and clinically meaningful increase in lung function as measured by FEV1, compared to placebo.

◦	Peak FEV1 increased from baseline in a dose-dependent manner (ranging from 68 mL to 333 mL, p<0.05 for doses 1500 µg and above).

◦
Average FEV1 0-12 hours also showed a dose response and demonstrated durability of effect over the dosing interval (average FEV1 0-12h: ranging from 54 mL to 254 mL, p<0.05 for doses 1500 µg and above) supporting twice-daily dosing.

◦	Ensifentrine DPI formulation was observed to be well tolerated at each dose with an adverse event profile similar to placebo.

◦
The data supported initiation of the second part of the Phase 2 trial to evaluate the ensifentrine DPI formulation in patients with moderate-to-severe COPD over one week of twice-daily treatment. Top-line data from this study is now expected in the third quarter of 2019, sooner than previously indicated.

•
Strengthened the management team through the additions of Kathleen Rickard, MD, as Chief Medical Officer, and Tara Rheault, PhD, MPH, as Vice President of Research and Development Operations and Global Project Management.

Post-period end, the Company:

•
Initiated a Phase 2b dose ranging study evaluating nebulized ensifentrine as an add-on to treatment with a long acting bronchodilator in patients with moderate-to-severe COPD. The Company anticipates completing patient dosing by the end of 2019.

◦
The four-week, randomized, double-blind, placebo-controlled dose-ranging trial is designed to evaluate the safety and efficacy of nebulized ensifentrine as an add-on to inhaled tiotropium, a LAMA commonly used to treat COPD, and to establish the dosing regimen for a potential Phase 3 program in COPD.

◦	The study will enroll approximately 400 patients with COPD at a number of sites in the US.

◦
The primary endpoint of this study is improvement in lung function with ensifentrine, as measured by FEV1 from 0 to 3 hours, a standard measure of exhaled breath volume. Key additional endpoints include measurements of respiratory symptoms and quality of life via different patient reported outcome tools.

•	Deepened the expertise on the Board through the appointment of Dr Martin Edwards as an independent Non-executive Director.

•
Granted a key EU patent that provides intellectual property protection throughout Europe out to 2035 for a suspension formulation of ensifentrine suitable for nebulized administration. A corresponding patent has already issued in the US.

•
Plans to host an "Investor and Analyst R&D Forum" on May 8, 2019 in London, to provide insights into the unmet medical need and challenges of treating COPD, as well as an update of the most recent clinical data on ensifentrine. The forum will feature a panel of Key Opinion Leaders in the field of COPD to provide the clinicians' perspective, as well as a COPD patient to provide a patient's perspective and a webcast will be available for a period of 30 days following the event at:

http://investors.veronapharma.com.

FINANCIAL HIGHLIGHTS

•	Net cash, cash equivalents and short term investments at March 31, 2019 amounted to £54.0 million (December 31, 2018: £64.7 million).

•
For the three months ended March 31, 2019, reported operating loss of £7.8 million (three months ended March 31, 2018: £5.9 million) and reported loss after tax of £5.4 million (three months ended March 31, 2018: £15.3 million). Operating expenses increased due to an expansion of research and development activity. The decrease in net loss for the three months ended March 31, 2019 included within finance income an amount of £1.6 million relating to a reduction in the fair value of the liability representing the outstanding warrants to purchase Verona Pharma shares. This compared to the three months ended March 31, 2018 when the fair value of the warrants increased by £9.0 million, which was recorded within finance expense. These movements in the fair value of the warrant liability were non-cash items.

•	Reported loss per share of 5.1 pence for the three months ended March 31, 2019 (three months ended March 31, 2018: 14.5 pence).

•
Net cash used in operating activities for the three months ended March 31, 2019 was £9.9 million (three months ended March 31, 2018: £6.2 million) reflecting increased clinical activities and the timing of supplier payments.

"The Phase 2b clinical trial with nebulized ensifentrine for COPD has begun as planned and we anticipate completing patient dosing in this study by the end of 2019. We then plan to advance into our Phase 3 clinical trial program, which we expect to commence in 2020 following the completion of the end of Phase 2 meeting with the FDA," commented Jan-Anders Karlsson, PhD, CEO of Verona Pharma.
"We reported positive interim data from our first inhaler study which opens an opportunity to provide an ensifentrine inhaler to the millions of COPD patients who prefer to use a handheld inhaler device. We believe this is a very attractive commercial opportunity."

Conference Call and Webcast Information
Verona Pharma will host an investment community conference call at 8:00 a.m. Eastern Daylight Time (1:00 pm British Summer Time) on Tuesday, May 7, 2019. Analysts and investors may participate in the conference call by utilizing the conference ID: 13689539 and dialing the following numbers:

•	877-423-9813 or 201-689-8573 for callers in the United States

•	0800 756 3429 for callers in the United Kingdom

•	0800 182 0040 for callers in Germany
Those interested in listening to the conference call live via the internet may do so by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the webcast link.  A webcast replay of the conference call [audio] will be available for 30 days by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the “Events and presentations” link.
An electronic copy of the interim results will be made available today on the Company’s website (www.veronapharma.com). This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
This press release contains inside information for the purposes of Article 7 Regulation (EU) No. 596/2014.
About COPD
COPD is a progressive and life-threatening respiratory disease without a cure. The World Health Organization estimates that it will become the third leading cause of death worldwide by 2030. The condition damages the airways and the lungs, leading to debilitating breathlessness that has a devastating impact on performing basic daily activities such as getting out of bed, showering, eating and walking. In the United States alone, the 2010 total annual medical costs related to COPD were estimated to be $32 billion and are projected to rise to $49 billion in 2020. About 800,000 US COPD patients on dual/triple inhaled therapy (LAMA/LABA +/- ICS) remain uncontrolled, experiencing symptoms that impair quality of life. These patients urgently need better treatments.
About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine (RPL554), is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that has been shown to act as both a bronchodilator and an anti-inflammatory agent in a single compound. Ensifentrine is currently in Phase 2b clinical development for the maintenance treatment of COPD and is planned to enter Phase 3 trials for this indication in 2020. Verona Pharma is also developing ensifentrine for the treatment of cystic fibrosis and asthma.
Forward Looking Statements
This press release, operational review, outlook and financial review contain forward-looking statements. All statements contained in this press release, operational review, outlook and financial review that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding ensifentrine as a first-in-class product candidate, the timing of clinical trials of ensifentrine and trial results, the Company’s “Investor and Analyst R&D Forum,” the market opportunity for an ensifentrine inhaler, ensifentrine as the first novel class of bronchodilator in over 40 years and the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound, the treatment potential of ensifentrine, improvements in air trapping on top of dual bronchodilator treatment translating into further symptom improvement in patients already on maximum standard-of-care therapy, the market potential for ensifentrine in a handheld inhaler formulation, the value of ensifentrine for COPD patients who remain symptomatic and uncontrolled despite treatment with currently available medicine, the number of COPD patients who use inhalers for maintenance therapy, the expansion of the market for ensifentrine in a DPI or pMDI formulation and the size of such market, our goal to become a leading biopharmaceutical company, our review of, and the data from, our next dose ranging Phase 2b study to facilitating and de-risking dose selection for our Phase 3 program and further enhancing ensifentrine's commercial positioning, the treatment potential for ensifentrine in other respiratory disease, strategic collaborations and their value, and in-licensing additional product candidates.

These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; and lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable.
These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2019, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release, operational review, outlook and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release and operational and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release, operational review, outlook and financial review.
For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer	Tel: +44 (0)20 3283 4200
(Nominated Adviser and UK Broker)
Aubrey Powell / Jen Boorer / Iqra Amin (Corporate Finance)
Mia Gardner (Corporate Broking)

Optimum Strategic Communications	Tel: +44 (0)20 3922 0891
(European Media and Investor Enquiries)	verona@optimumcomms.com
Mary Clark / Anne Marieke Ezendam / Hollie Vile

Westwicke, an ICR Company
(US Media and Investor enquiries)
Darcie Robinson	Tel: +1 203-919-7905
Darcie.Robinson@icrinc.com
Stephanie Carrington	Tel: +1 646 277 1282
Stephanie.Carrington@icrinc.com

OPERATIONAL REVIEW
Company overview
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine, is an investigational potential first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that has been demonstrated to have both bronchodilator and anti-inflammatory effects in a single compound. We believe ensifentrine has the potential to be the first novel class of bronchodilator in over 40 years, and the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Verona Pharma is developing ensifentrine for the treatment of COPD, CF, and asthma and potentially other respiratory diseases.
In clinical trials, the nebulized formulation of ensifentrine has been observed to result in bronchodilator effects when used alone or as an add-on treatment to other COPD bronchodilators. It has shown clinically meaningful and statistically significant improvements in lung function when administered in addition to frequently used short- and long-acting bronchodilators, such as tiotropium (Spiriva®), compared with such bronchodilators administered as a single agent. Ensifentrine improved FEV1 over four weeks in patients with moderate-to-severe COPD when compared to placebo and improved COPD symptoms and quality of life in a Phase 2b multicenter European study performed in 403 patients. In addition, ensifentrine has shown anti-inflammatory effects in a standard challenge model producing COPD-like inflammation in human subjects. In a recent three day clinical pharmacology study, ensifentrine was observed to significantly increase bronchodilation, compared to placebo, even in patients already on background treatment of LAMA/LABA dual bronchodilator therapy, with or without inhaled steroids. The improvement in lung function following a 1.5 mg dose of ensifentrine was statistically significant over a number of time points, including over the first 4 hours after the morning dose, over 24 hours and after the evening dose, despite the primary endpoint of improvement at morning peak not having been met. Importantly, ensifentrine produced clinically relevant and statistically significant improvements in air trapping (residual volume) on top of dual bronchodilator treatment, which we believe may translate into further symptom improvement in these patients already on maximum standard-of-care therapy. Ensifentrine has been observed to be well tolerated in these studies, having been administered to more than 800 subjects in 13 clinical trials.
Verona Pharma is also developing formulations of ensifentrine suitable for handheld inhaler devices, in both dry powder inhaler ("DPI") and pressurized metered-dose inhaler ("pMDI") formats. We recently announced data from Part 1 of our DPI study (administering a single ascending dose of ensifentrine in moderate-to-severe COPD patients), showing clear dose dependent and statistically significant improvements in bronchodilation compared to placebo, while observed to be well tolerated. We now expect to announce further data from Part 2 of this study sooner than previously indicated, in the third quarter of 2019. In the current quarter we also expect to commence a pMDI study in moderate-to-severe COPD patients, with single dose data from Part 1 of this study expected in the second half of 2019 and final data expected in the first quarter of 2020. We believe the availability of a handheld inhaler will greatly expand the market potential for ensifentrine to the millions of COPD patients who prefer to use handheld devices.
Despite treatment with currently approved therapies, many patients with COPD experience daily symptoms impairing their quality of life. Airway obstruction and air trapping due to narrow air passages are major causes of debilitating breathlessness (dyspnoea), reducing physical ability and causing anxiety and depression. Of the patients treated with dual bronchodilator (LAMA/LABA) and triple therapy (LAMA/LABA/ICS), research suggests that up to 40% (approximately 800,000 patients in the US alone) are uncontrolled, remaining symptomatic and at an increased risk of exacerbations.
We believe ensifentrine has demonstrated improvement in lung function, as measured by FEV1, and symptoms (which commonly are a precursor to exacerbations) in clinical trials, and may therefore be an attractive additional treatment for these uncontrolled patients. Furthermore, in COPD patients, novel anti-inflammatory therapies are required as current treatments such as ICS and PDE4 inhibitors are either effective only in specific subsets of exacerbating COPD patients or are associated with distressing side effects which can reduce treatment compliance. We have already observed that ensifentrine improves lung function, as measured by FEV1 and/or Residual Volume, when used either as a stand-alone treatment or as an addition to single or dual bronchodilators and we believe it is well placed to potentially meet the need for an effective and well tolerated additional treatment for those COPD patients who remain symptomatic and uncontrolled despite using currently available COPD medications.
Operational performance in the first quarter

On January 14, 2019, we announced top-line data from an exploratory Phase 2a double blind, placebo-controlled, three way cross-over trial in 79 subjects with COPD, which included two different doses of ensifentrine, 1.5 mg and 6 mg, or placebo, dosed twice-daily for three days, in addition to a dual bronchodilator therapy comprising tiotropium and olodaterol, a commonly used LAMA/LABA, dosed once daily. This clinical trial evaluated the efficacy and safety of ensifentrine dosed on top of LAMA/LABA and LAMA/LABA/ICS, a high hurdle as patients already on maximum bronchodilator treatment have very few treatment alternatives. It was conducted in the United States and United Kingdom. We reported top-line data from this trial earlier than expected, in January 2019. The data from this Phase 2a trial demonstrated significant improvements in lung function with the 1.5 mg dose over periods of 0-4 hours, 0-12 hours and 0-24 hours following the morning dose, and on peak effect following the evening dose, when ensifentrine was added to tiotropium and olodaterol in patients with moderate-to-severe COPD, despite not meeting the primary endpoint of an improvement in the morning peak lung function.

•
    Improvement in average FEV1 (additional bronchodilation) following morning dose on the third day with 1.5 mg of ensifentrine was statistically significant when added on top of Stiolto® (tiotropium plus olodaterol or LAMA/LABA) compared to placebo over 0 - 4 hours (p=0.039), and 0 - 24 hours (p=0.02);

•
Ensifentrine, compared to placebo, produced a statistically significant improvement in evening peak FEV1 on the third day of dosing (additional bronchodilation) when administered on top of the standard bronchodilator tiotropium plus olodaterol (Stiolto®) (1.5 mg, p<0.001; 6 mg p=0.002); and

•
Ensifentrine, compared to placebo, produced a statistically significant improvement in residual volume on the third day of dosing when administered on top of the standard bronchodilator tiotropium plus olodaterol (Stiolto®) following the morning dose (1.5 mg, p=0.037, 6 mg N/S) and the evening dose (1.5 mg, p<0.002; 6 mg p<0.036).

In addition to our nebulized formulation of ensifentrine, we are also developing ensifentrine in both DPI and pMDI formulations for the maintenance treatment of COPD patients who prefer to use a handheld inhaler device. We estimate that, in the US, approximately 90% of the 3.7 million mild/moderate COPD patients and 80% of the 2.7 million severe/very severe COPD patients use inhalers for maintenance therapy. We believe that the successful development of a DPI or pMDI formulation of ensifentrine for moderate disease would greatly expand the addressable market for the drug and represents a multi-billion dollar potential opportunity.
On March 4, 2019 we announced interim data from Part 1 of our DPI study (administering a single ascending dose of ensifentrine in moderate-to-severe COPD patients) showing a clear dose response with statistically significant improvements in bronchodilation compared to placebo at the higher doses studies. We now expect to announce further data from Part 2 of this study sooner than previously indicated, in the third quarter of 2019. The study is designed in two parts: in Part 1, 37 patients were randomized and given a single dose of ensifentrine, in doses ranging from 150 - 6,000 µg.

•	Peak FEV1 increased from baseline in a dose-dependent manner (ranging from 68 mL to 333 mL, p<0.05 for doses 1500 µg and above);

•
Average FEV1 0-4 hours and 0-12 hours also showed a dose response and demonstrated durability of effect over the dosing interval (average FEV10-4h: ranging from 68 mL to 296 mL, p<0.05 for doses 500 µg and above; average FEV1 0-12h: ranging from 54 mL to 254 mL, p<0.05 for doses 1500 µg and above, supporting twice-daily dosing).

•	Ensifentrine DPI formulation has been observed to be well tolerated at each dose with an adverse event profile similar to placebo.
In the current quarter we expect to commence a pMDI study in moderate to severe COPD patients, with single dose data from Part 1 of this study expected in the second half of 2019 and final data expected in the first quarter of 2020.
Opportunities also exist to explore the development of ensifentrine in DPI and/or pMDI formulations for the treatment of asthma and other respiratory diseases.
OUTLOOK
We intend to become a leading biopharmaceutical company focused on the treatment of respiratory diseases with significant unmet medical needs. We recognize that our proposed strategy for achieving this goal depends on the totality of the data from all clinical trials conducted with ensifentrine, future interactions with regulatory authorities and our commercial assessment of different development options for ensifentrine. Key elements of this strategy include:

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A strong focus on bringing nebulized ensifentrine into Phase 3 clinical trials for the maintenance treatment of COPD, which requires us to deploy our financial and other resources on nebulized and inhaled formulations of ensifentrine as a maintenance treatment for COPD in the short term.

•
Identifying compelling market opportunities such as patients with COPD that continue to experience daily symptoms impairing their quality of life, despite treatment with currently available medicines. In our clinical trials, we have observed that ensifentrine improves lung function in COPD patients when used either as a stand-alone treatment or as an add-on to treatment with single and dual bronchodilators. We believe that adding nebulized ensifentrine to symptomatic COPD patients already treated with standard-of-care medicines represents a very significant market opportunity.

•
Ongoing review of our ensifentrine development strategy in the context of additional data generated, including from clinical trials, regulatory interactions and market research, to identify opportunities to enhance and de-risk our late-stage development and commercialization of ensifentrine. We believe this review and data from our next dose ranging Phase 2b study to generate additional data to facilitate and de-risk dose selection for our Phase 3 program will further enhance ensifentrine's potential commercial positioning. We continue to expect to complete patient dosing in our Phase 2 study by the end of 2019 and to progress into pivotal Phase 3 trials in 2020.

•
For the treatment of COPD patients who may prefer administration using a handheld inhaler device, we are developing ensifentrine in inhaler formulations. We are progressing Part 2 of our clinical trial in COPD patients with multiple doses of our DPI formulation and now expect final data sooner than previously indicated, in the third quarter of 2019. We expect to commence a clinical trial with the pMDI formulation this quarter, with interim data from the single dose Part 1 expected in the third quarter of 2019 and final data expected in the first quarter of 2020.

•
Advance the development of nebulized ensifentrine for the treatment of acute exacerbations of COPD. We are developing ensifentrine as an add-on therapy to short acting bronchodilators and other commonly used therapies for the treatment of hospitalized patients with acute exacerbations of COPD. The timing for future studies in this indication remains subject to our decision to move more rapidly towards Phase 3 clinical trials with nebulized ensifentrine for the maintenance treatment of COPD.

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Develop ensifentrine for the treatment of CF. The timing for future studies in this indication remains subject to our decision to move more rapidly towards Phase 3 clinical trials with nebulized ensifentrine for the maintenance treatment of COPD.

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Pursue development of ensifentrine for other respiratory diseases. We believe that ensifentrine’s properties as an inhaled, dual inhibitor of PDE3 and PDE4 give it broad potential applicability in the treatment of other respiratory diseases, such as severe asthma. We may explore development of ensifentrine to treat other forms of respiratory disease following development of ensifentrine for the treatment of COPD and CF.

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We may seek strategic collaborations with market leading biopharmaceutical companies to develop and commercialize ensifentrine. We believe any such collaborations could provide significant funding to advance the development of ensifentrine while allowing us to benefit from the development or commercialization expertise of our collaborators.

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We may acquire or in-license product candidates for the treatment of respiratory diseases. We plan to leverage our respiratory disease expertise to identify and in-license or acquire additional clinical stage product candidates that we believe have the potential to become novel treatments for respiratory diseases with significant unmet medical needs.

FINANCIAL REVIEW

Financial review of the three month period ended March 31, 2019

The operating loss for the three months ended March 31, 2019, was £7.8 million (March 31, 2018: £5.9 million) and the loss after tax for the three months ended March 31, 2019, was £5.4 million (March 31, 2018: £15.2 million).

Research and Development Costs

Research and development costs were £5.9 million for the three months ended March 31, 2019, as compared to £4.4 million for the three months ended March 31, 2018, an increase of £1.5 million. The increase was predominantly attributable to a £1.3 million increase in clinical trial expenses relating to four clinical trials (ongoing or in preparation) of ensifentrine in the three months ended March 31, 2019 compared to one trial in the three months ended March 31, 2018. In addition, spend on pre-clinical development increased by £0.2 million.

General and Administrative Costs

General and administrative costs were £1.8 million for the three months ended March 31, 2019, as compared to £1.5 million for the three months ended March 31, 2018, an increase of £0.3 million. The increase was primarily attributable to a £0.3 million increase in professional fees.

Finance Income and Expense

Finance income was £1.9 million for the three months ended March 31, 2019, and £0.2 million for the three months ended March 31, 2018. The increase in finance income was primarily due to a decrease in the fair value of the warrant liability of £1.6 million during the three months ended March 31, 2019 compared to an increase in the warrant liability during the three months ended March 31, 2018, (which is recorded as a finance expense).

Finance expense was £0.8 million for the three months ended March 31, 2019, compared to £10.3 million for the three months ended March 31, 2018. The decrease was due to a decrease in the fair value of the warrant liability (recorded in finance income) compared to an increase in the value of the warrant liability during the three months ended March 31, 2018 of £9.0 million. In addition, there was a foreign exchange loss on cash and short term investments of £0.8 million (three months end March 31, 2018: loss of £1.3 million).

Taxation

Taxation for the three months ended March 31, 2019, amounted to a credit of £1.3 million compared to a credit of £0.8 million for the three months ended March 31, 2018, an increase of £0.5 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure and the increase in the credit amount was attributable to our increased expenditure on research and development, compared to the prior period.

Cash Flows

Net cash used in operating activities increased to £9.9 million for the three months ended March 31, 2019, from £6.2 million for the three months ended March 31, 2018. This was due to an increase in operating costs driven by higher research and development costs, as well as differences in the timing of supplier payments.

Net cash generated from investing activities predominantly reflects the net movement of cash being placed on deposit for more than three months and such deposits maturing, because deposits of more than three months are disclosed as short term investments, separately from cash. The increase in net cash generated in investing activities to £9.0 million for the three months ended March 31, 2019, from £4.5 million for the three months ended March 31, 2018, was due to the net movement of funds from short term investments to cash being greater during the three months ended March 31, 2019.

Cash, cash equivalents and short-term investments

Cash, cash equivalents and short-term investments at March 31, 2019, decreased to £54.0 million from £64.7 million at December 31, 2018 due to the utilization of cash in the ordinary operating activities and the effect of the GBP exchange rate strengthening on our USD cash and cash equivalents and short term investments.

Net assets

Net assets decreased to £58.1 million in the three month period ended March 31, 2019, from £62.9 million at December 31, 2018. This decrease was primarily due to the operating activities of the Company.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2019 AND DECEMBER 31, 2018 (UNAUDITED)

	Notes	As of March 31, 2019	As of December 31, 2018
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets		2,171	2,134
Property, plant and equipment		270	21
Total non-current assets		2,882	2,596

Current assets:
Prepayments and other receivables		2,476	2,463
Current tax receivable		5,808	4,499
Short term investments	10	35,309	44,919
Cash and cash equivalents		18,726	19,784
Total current assets		62,319	71,665
Total assets		65,201	74,261

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,266	5,266
Share premium		118,862	118,862
Share-based payment reserve		8,543	7,923
Accumulated loss		(74,556)	(69,117)
Total equity		58,115	62,934

Current liabilities:
Derivative financial instrument	11	882	2,492
Finance lease liabilities		241	—
Trade and other payables		4,850	7,733
Total current liabilities		5,973	10,225

Non-current liabilities:
Assumed contingent obligation	12	1,018	996
Deferred income		95	106
Total non-current liabilities		1,113	1,102
Total equity and liabilities		65,201	74,261

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND MARCH 31, 2018 (UNAUDITED)

	Notes	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
		£'000s	£'000s
Research and development costs		(5,928)	(4,421)
General and administrative costs		(1,831)	(1,458)
Operating loss		(7,759)	(5,879)
Finance income	7	1,860	160
Finance expense	7	(820)	(10,324)
Loss before taxation		(6,719)	(16,043)
Taxation — credit	8	1,313	820
Loss for the year		(5,406)	(15,223)
Other comprehensive loss:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		(13)	(27)
Total comprehensive loss attributable to owners of the Company		(5,419)	(15,250)
Loss per ordinary share — basic and diluted (pence)	9	(5.1)	(14.5)

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2018, AND MARCH 31, 2019 (UNAUDITED)

	Note	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
		£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2018		5,251	118,862	5,022	(49,254)	79,881
Loss for the year		—	—	—	(15,223)	(15,223)
Other comprehensive loss for the year:
Exchange differences on translating foreign operations		—	—	—	(27)	(27)
Total comprehensive loss for the period		—	—	—	(15,250)	(15,250)
Share-based payments		—	—	1,019	—	1,019
Balance at March 31, 2018		5,251	118,862	6,041	(64,504)	65,650

Balance at January 1, 2019 as previously reported		5,266	118,862	7,923	(69,117)	62,934
Impact of change in accounting policy	3	—	—	—	(20)	(20)
Adjusted balance at January 1, 2019		5,266	118,862	7,923	(69,137)	62,914
Loss for the year		—	—	—	(5,406)	(5,406)
Other comprehensive loss for the year:
Exchange differences on translating foreign operations		—	—	—	(13)	(13)
Total comprehensive loss for the period		—	—	—	(5,419)	(5,419)
Share-based payments		—	—	620	—	620
Balance at March 31, 2019		5,266	118,862	8,543	(74,556)	58,115
The currency translation reserve for March 31, 2018, and March 31, 2019, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.
The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND MARCH 31, 2018 (UNAUDITED)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(6,719)	(16,043)
Finance income	(1,860)	(160)
Finance expense	820	10,324
Share-based payment charge	620	1,019
Decrease in prepayments and other receivables	84	35
Decrease in trade and other payables	(2,899)	(1,434)
Depreciation of property, plant and equipment	78	2
Unrealized foreign exchange gains	(11)	—
Amortization of intangible assets	24	21
Net cash used in operating activities	(9,863)	(6,236)
Cash flow from investing activities:
Interest received	125	65
Purchase of plant and equipment	(2)	(1)
Payment for patents and computer software	(61)	(140)
Purchase of short term investments	—	(3,858)
Maturity of short term investments	8,972	8,386
Net cash generated in investing activities	9,034	4,452
Cash flow from financing activities:
Repayment of finance lease liabilities	(84)	—
Net cash used in financing activities	(84)	—
Net decrease in cash and cash equivalents	(913)	(1,784)
Cash and cash equivalents at the beginning of the period	19,784	31,443
Effect of exchange rates on cash and cash equivalents	(145)	(646)
Cash and cash equivalents at the end of the period	18,726	29,013

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company, which is dual listed, with its ordinary shares listed on the Alternative Investment Market of the London Stock Exchange and its American Depositary Shares on the Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma Plc and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together “the Group”), for the three months ended March 31, 2019 do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2018.
The 2018 accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on May 7, 2019. There have been no changes, other than the adoption of IFRS 16, to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2018, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The interim condensed consolidated financial statements have been prepared on a going-concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held as of March 31, 2019, believes the Group has sufficient funds to continue as a going concern for at least 12 months from the date this report is issued.
The Group’s activities and results are not exposed to any seasonality. The Group operates as a single operating and reportable segment.
Dividend
The Directors do not recommend the payment of a dividend for the three months ended March 31, 2019, (three months ended March 31, 2018: £nil and the year ended December 31, 2018: £nil).
3. Change in accounting policy: adoption of IFRS 16
IFRS 16 ‘Leases’ is effective for accounting periods beginning on or after January 1, 2019, and replaces IAS 17 ‘Leases’. It eliminates the classification of leases as either operating leases or finance leases and, instead, introduces a single lessee accounting model. The adoption of IFRS 16 resulted in the Group recognizing lease liabilities within current liabilities, and corresponding ‘right-of-use’ assets for the arrangements within property plant and equipment that were previously classified as operating leases.
The Group’s principal lease arrangements are for office buildings. The Group has adopted IFRS 16 retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at January 1, 2019. The standard permits a choice on initial adoption, on a lease-by-lease basis, to measure the right-of-use asset at either its carrying amount as if IFRS 16 had been applied since the commencement of the lease, or an amount equal to the lease liability, adjusted for any accrued or prepaid lease payments. The Group has elected to measure the right-of-use asset at its carrying value as if IFRS 16 had been applied since the commencement of the lease, with the result of a £20 thousand impact on opening retained earnings.
Initial adoption has resulted in the recognition of right-of-use assets of £325 thousand and lease liabilities of £316 thousand and the reclassification of prepaid lease rentals of £29 thousand.

As of January 1, 2019
£'000s
Operating lease commitments (including prepayments) disclosed as at December 31, 2018	600
Less: adjustments relating to prepaid lease payments	(29)
Operating lease commitments as at December 31, 2018	571
Discounted using the group’s incremental borrowing rate	526
Less: short-term leases recognized on a straight-line basis as expense	(210)
Lease liability recognized as at January 1, 2019	316
In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases;

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•	excluding initial direct costs from the initial measurement of the right-of-use asset.

The Group is applying IFRS 16’s low-value and short-term exemptions. The adoption of IFRS 16 has had no impact on the Group’s net cash flows, although a presentation change has been reflected whereby cash outflows of £84 thousand are now presented as financing, instead of operating. There is a decrease of £9 thousand in general and administrative costs as depreciation of the right of use asset is less than the lease costs and a £9 thousand increase in finance expense from the presentation of a portion of lease costs as interest costs. There is no significant impact on overall loss before tax and loss per share.

4. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom.
5. Financial Instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; and credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2018.
6. Estimates
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2018. In addition the company carried out a value in use impairment review.
Impairment of intangible assets, goodwill and non-financial assets
The Company notes that after the reduction in the share price since December 31, 2018, at various points in the quarter the market value of the Company was less than its net book value. The Company has carried out an impairment review and determined that Company's value in use exceeds the carrying value of the Company's assets and, consequently, that no impairment is required.

7. Finance income and expense

	Three months ended March 31, 2019	Three months ended March 31, 2018
Finance income:	£'000s	£'000s
Interest received on cash balances	250	160
Fair value adjustment on derivative financial instruments (note 11)	1,610	—
Total finance income	1,860	160

	Three months ended March 31, 2019	Three months ended March 31, 2018
Finance expense:	£'000s	£'000s
Fair value adjustment on derivative financial instruments (note 11)	—	8,977
Interest on discounted lease liability	9	—
Foreign exchange loss on translating foreign currency denominated balances	783	1,332
Unwinding of discount factor related to the assumed contingent arrangement (note 12)	28	15
Total finance expense	820	10,324

8. Taxation
The tax credit for the three months ended March 31, 2019, amounts to £1,313 thousand, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three months ended March 31, 2019 for an amount of £1,316 thousand less a tax expense of £3 thousand related to the US operations (three months ended March 31, 2018: £820 thousand tax credit, comprising £923 thousand for research and development tax credit, less £103 thousand expense for tax on US operations).
9. Loss per share calculation
The basic loss per share of 5.1p (March 31, 2018: 14.5p) for the three months ended March 31, 2019 is calculated by dividing the loss for the three months ended March 31, 2019 by the weighted average number of ordinary shares in issue of 105,326,637 during the three months ended March 31, 2019 (March 31, 2018: 105,017,400). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.
Each ADS represents 8 shares of the Company, so the loss per ADS is any period is equal to 8 times the loss per share.
10. Short term investments
Short term investments as at March 31, 2019, amounted to a total of £35.3 million (December 31, 2018: £44.9 million) and consisted of fixed term deposits, in both US dollars and pounds sterling.
11. Derivative financial instrument
Pursuant to the July 2016 placement the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit, each of which was comprised of one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price (£1.7238). The warrant holders can opt for a cashless exercise of their warrants by choosing to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the shares. The warrants were therefore classified as a derivative financial liability, since their exercise might result in a variable number of shares to be issued. The warrants expire on May 2, 2022.
At December 31, 2018, and March 31, 2019, warrants over 12,446,370 shares were in effect.

	At March 31, 2019	At December 31, 2018
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.63%	0.76%
Time to expiry	3.09 years	3.34 years
Annualized volatility	60.69%	60.72%
Dividend rate	0.00%	0.00%
Dilution discount	7.47%	5.66%
As at March 31, 2019, the Group updated the underlying assumptions and calculated a fair value of these warrants, using the Black-Scholes pricing model (including level 3 assumptions), amounting to £0.9 million.
The variance for the three months ended March 31, 2019, was £1.6 million (three months ended March 31, 2018: £9.0 million) and is recorded as finance income (March 31, 2018, recorded in finance expense) in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2019	2018
	£'000s	£'000s
At January 1,	2,492	1,273
Fair value adjustments recognized in profit or loss	(1,610)	8,977
At March 31,	882	10,250
For the amount recognized as at March 31, 2019, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10 % pts)
£'000s
Variable up	1,323
Base case, reported fair value	882
Variable down	500

12. Assumed contingent obligation related to the business combination
The value of the assumed contingent obligation as of March 31, 2019, amounted to £1,018 thousand (December 31, 2018: £996 thousand). The increase in value of the assumed contingent obligation during the three months ended March 31, 2019, amounted to £22 thousand (three months ended March 31, 2018: £15 thousand) and the unwinding of the discount was recorded in finance expense. Periodic re-measurement is triggered by changes in the probability of success. The discount percentage applied is 12%. In 2018 and the three months ended March 31, 2019, there were no events that triggered remeasurement.

	2019	2018
	£'000s	£'000s
At January 1,	996	875
Impact of changes in foreign exchange rates	(6)	(9)
Unwinding of discount factor	28	24
At March 31,	1,018	890
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at March 31, 2019, of £1,018 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	Discount rate (up / down 1 % pt)	Revenue (up / down 10 % pts)
	£'000s	£'000s
Variable up	978	1,047
Base case, reported fair value	1,018	1,018
Variable down	1,061	988

13. Share option scheme
During the three months ended March 31, 2019 the Company granted no share options and no Restricted Stock Units (“RSUs”) (three months ended March 31, 2018, the Company granted 2,090,847 share options, and 273,390 RSUs).
The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	2019	Weighted average exercise price	2018
	£		£
Outstanding at January 1	1.53	8,752,114	1.54	7,527,457
Granted during the period	—	—	1.46	2,090,847
Outstanding options at March 31	1.53	8,752,114	1.52	9,618,304

The movement in the number of the Company’s RSUs is set out below:

	2019	2018

Outstanding at January 1	862,473	1,052,236
Granted during the period	—	273,390
Outstanding RSUs at March 31	862,473	1,325,626
The share‑based payment expense for the three months ended March 31, 2019, was £620 thousand (three months ended March 31, 2018: £1,019 thousand).
The remuneration committee has authorized the issue of 3,903,050 options over ordinary shares and 740,496 RSUs to be issued to employees and one director in April 2019.

14. Related party transactions
Dr David Ebsworth, Chairman of the Company, purchased 87,600 ordinary shares for £50 thousand from the market in the period.
Piers Morgan, Chief Financial Officer of the Company, purchased 54,613 ordinary shares for £33 thousand from the market in the period.
At December 31, 2018, there was a receivable of £126 thousand (2017: nil) due from one director and two key management personnel relating to tax due on RSUs that vested in the year ended December 31, 2018. Of this, £93 thousand was repaid with interest in the quarter and £33 thousand relating to the Company’s National Insurance obligation was settled by the Company.
In the period a director provided consultancy services for £11 thousand.

Convenience translation
The Company maintains its books and records in pounds sterling and prepares its financial statements in accordance with IFRS, as issued by the IASB. It reports its results in pounds sterling. For the convenience of the reader the Company has translated pound sterling amounts in the tables below as of March 31, 2019, and for the three months ended March 31, 2019, into US dollars at the noon buying rate of the Federal Reserve Bank of New York on March 29, 2019, which was £1.00 to $1.3032. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION AS AT MARCH 31, 2019 AND DECEMBER 31, 2018 (UNAUDITED)

	As of March 31, 2019	As of March 31, 2019	As of December 31, 2018
	£'000s	$'000s	£'000s
ASSETS
Non-current assets:
Goodwill	441	576	441
Intangible assets	2,171	2,829	2,134
Property, plant and equipment	270	352	21
Total non-current assets	2,882	3,757	2,596

Current assets:
Prepayments and other receivables	2,476	3,227	2,463
Current tax receivable	5,808	7,569	4,499
Short term investments	35,309	46,015	44,919
Cash and cash equivalents	18,726	24,404	19,784
Total current assets	62,319	81,215	71,665
Total assets	65,201	84,972	74,261

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,266	6,863	5,266
Share premium	118,862	154,901	118,862
Share-based payment reserve	8,543	11,133	7,923
Accumulated loss	(74,556)	(97,161)	(69,117)
Total equity	58,115	75,736	62,934

Current liabilities:
Derivative financial instrument	882	1,149	2,492
Finance lease liabilities	241	314	—
Trade and other payables	4,850	6,322	7,733
Total current liabilities	5,973	7,785	10,225

Non-current liabilities:
Assumed contingent obligation	1,018	1,327	996
Deferred income	95	124	106
Total non-current liabilities	1,113	1,451	1,102
Total equity and liabilities	65,201	84,972	74,261

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND MARCH 31, 2018 (UNAUDITED)

	Three months ended March 31, 2019	Three months ended March 31, 2019	Three months ended March 31, 2018
	£'000s	$'000s	£'000s
Research and development costs	(5,928)	(7,726)	(4,421)
General and administrative costs	(1,831)	(2,386)	(1,458)
Operating loss	(7,759)	(10,112)	(5,879)
Finance income	1,860	2,424	160
Finance expense	(820)	(1,069)	(10,324)
Loss before taxation	(6,719)	(8,757)	(16,043)
Taxation — credit	1,313	1,711	820
Loss for the year	(5,406)	(7,046)	(15,223)
Other comprehensive loss:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(13)	(17)	(27)
Total comprehensive loss attributable to owners of the Company	(5,419)	(7,063)	(15,250)
Loss per ordinary share — basic and diluted (pence)	(5.1)	(6.7)	(14.5)